UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 4, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                                           Tele2 Belgium starts mobile telephony, dated December 4, 2007.

Press release

Tele2 Belgium starts mobile telephony	Date 4 December 2007

Number
084pe

Following the acquisition by KPN Mobile International last October, Tele2 Belgium has launched its first mobile services this week. Tele2 was already successful with fixed telephony and broadband.

Herewith KPN’s mobile subsidiary Base further expands its regional distribution reach and creates  cross and upselling opportunities. Fixed mobile substitution together with bundled broadband offerings gives Base a competitive advantage in the Belgium market

Through the acquisition of Tele2 Belgium, along with the purchase of Allo Telecom earlier this year

Base is confident it has now the distribution and sales capability to continue to grow its business in Belgium in a profitable way.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 6, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel